Report of
Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:
We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that The Dreyfus/Laurel Funds, Inc.
(the "Company"), which is
comprised of Dreyfus Bond Market
Index Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus
Disciplined Stock Fund, Dreyfus
U.S. Treasury Reserves, Dreyfus
Money Market Reserves, Dreyfus
BASIC S&P 500 Stock Index Fund,
Dreyfus Tax Managed Growth Fund,
and Dreyfus Opportunistic Fixed
Income Fund (collectively the
"Funds"), complied with the
requirements of subsections (b) and
(c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of April 30, 2013, and from October
31, 2012 through April 30, 2013,
with respect to securities reflected in
the investment accounts of the
Funds. Management is responsible
for the Funds' compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds'
compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Funds' compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  April 30, 2013 and
with respect to agreement of security
purchases and sales, for the period
from October 31, 2012 (the date of
our last examination), through April
30, 2013:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Funds' accounting records
and the Custodian's records
as of April 30, 2013;
5.	Agreement of pending
purchase activity for the
Funds as of April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Funds as of
April 30, 2013 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
October 31, 2012 (the date of
our last examination) through
April 30, 2013 from the
books and records of the
Company to the bank
statements noting that they
had been accurately recorded
and subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period April
1, 2012 to March 31, 2013
and noted no relevant
findings were reported in the
areas of Asset Custody and
Control.
9.	We inquired of the Custodian
who confirmed that all
control policies and
procedures detailed in
Section III Control
Objectives, Controls and
Tests of Operating
Effectiveness of the SOC 1
Report, have remained in
operation and functioned
adequately from April 1,
2013 through April 30, 2013.
In addition, we have
obtained written
representations from the
Custodian confirming the
above.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's
assertion that the Funds complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of April 30, 2013, and from October
31, 2012 through April 30, 2013,
with respect to securities reflected in
the investment accounts of the Funds
is fairly stated, in all material
respects.
This report is intended solely for the
information and use of management
and the Board of Directors of The
Dreyfus/Laurel Funds, Inc. and the
Securities and Exchange Commission
and is not intended to be and should
not be used by anyone other than
these specified parties.

/s/ KPMG LLP
New York, New York
July 29, 2013

July 29, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus Bond
Market Index Fund, Dreyfus AMT-
Free Municipal Reserves, Dreyfus
Disciplined Stock Fund, Dreyfus
U.S. Treasury Reserves, Dreyfus
Money Market Reserves, Dreyfus
BASIC S&P 500 Stock Index Fund,
Dreyfus Tax Managed Growth Fund,
and Dreyfus Opportunistic Fixed
Income Fund, each a series of The
Dreyfus/Laurel Funds, Inc.
(collectively known as the "Funds"),
is responsible for complying with the
requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of
Investments by Registered
Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of April 30, 2013
and from October 31, 2012 through
April 30, 2013.
Based on the evaluation,
Management asserts that the Funds
were in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 30,
2013 and from October 31, 2012
through April 30, 2013 with respect
to securities reflected in the
investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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